Novartis AG Postfach 4002 Basel Switzerland

April 1, 2015

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2014

Filed January 27, 2015

File No. 001-15024

Dear Mr. Rosenberg:

We are in receipt of your letter addressed to Felix R. Ehrat, our Group General Counsel, dated March 30, 2015.  As agreed in a recent telephone call between Barry Rosenfeld, of our affiliate Novartis Finance Corporation, and Mark Brunhofer, Senior Staff Accountant at SEC, we will respond to your letter on or before April 27, 2015.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group